SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._)

SHALLBETTER INDUSTRIES, INC.
(Name of issuer)

Common Stock   819270 10 9

(Title of Class of Securities)   (CUSIP Number)

Donald G. Saunders
2877 Paradise Road, Apt 3603
Las Vegas, Nevada 89109
949-496-9461
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 19, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is
the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-
1(f) or 240.13d-1(g), check the following: _____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule,
excluding all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form
with respect to the subject class of securities, and for any subsequent amendment containing information
which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the
purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see
the Notes).

(1) Name of Reporting Person: <u>Donald G. Saunders and Bonnie Saunders</u>
I.R.S. Identification No. of above person (entities only):

(2) Check the appropriate box if a member of a group:

(a) __

(b) **<u>X</u>**

(3) SEC Use Only:

(4) Source of Funds: <u>PF</u>

(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):__YES __X_NO

(6) Citizenship or Place of Organization: <u>United States</u>

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)   Sole Voting Power:
(8)   Shared Voting Power: 745,833
(9)   Sole Dispositive Power:
(10) Shared Dispositive Power: 745,833

(11) Aggregate Amount - Shared Beneficial Ownership of 745,833.

(12) Check if the aggregate amount in Row (11) excludes certain shares _____.

(13) Percent of class represented by amount in Row (11): <u>61.74</u>%

(14) Type of Reporting Person: <u>IN</u>

ITEM 1.   SECURITY AND ISSUER

        The class of securities to which this Schedule 13D relates is the Common Stock of Shallbetter Industries, Inc. (the "Issuer"). Its principal executive offices are located at 30 Sembrado, Rancho Santa Margarita 92688.

ITEM 2.   IDENTITY AND BACKGROUND

        The persons filing this statement are Donald G. Saunders and Bonnie Saunders. Their residence address is 2877 Paradise Road, Apt 3603, Las Vegas, Nevada 89109. The persons filing this report are the trustees of the Don and Bonnie Saunders Family Trust and of the Saunders Childrens Trust. The address of the trusts is 2877 Paradise Road, Apt 3603, Las Vegas, Nevada 89109.

Neither of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor have they been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they have been or currently are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Under the terms of a Stock Purchase Agreement dated June 21, 2002, the Don and Bonnie Saunders Family Trust, as Buyer and as Agent for certain nominees, agreed to purchase a total of 912,500 shares (the "Shares") of the issued and outstanding common stock of the Company from the Seller for a cash purchase price of $223,000, or approximately $0.244 per share. The purchase price is payable in cash in two installments.

The Buyer paid $125,000 of the cash purchase price at or prior to closing on July 19, 2002, out of its available funds. The remaining $98,000 is due on or before August 9, 2002. The Buyer also expects to pay this portion of the cash purchase price out of its available funds.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the transaction was to acquire control of the Issuer. As a result of the change in control, there was a change in the Board of Directors. The previous director appointed a successor designated by the reporting persons and subsequently resigned. The business plan of the Issuer will not change as a result of the change in control. The business plan will continue to be to seek to acquire a business opportunity through reverse merger or other type of acquisition. However, no acquisition candidate has been identified, and the reporting persons have no current plans or proposals which relate to or would result in any extraordinary corporate transaction such as a merger or reorganization.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The reporting persons are the trustees of the Don and Bonnie Saunders Family Trust and of the Saunders Childrens Trust. As such, they are the beneficial owners of 745,833 shares of common stock of the Issuer and have the shared power to vote or dispose of such shares under the terms of the applicable trust agreements. The reporting persons acquired the shares on July 19, 2002 upon closing under a Stock Purchase Agreement. (The terms of the transaction are more fuly described in Item 3., above.)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Under the terms of the Stock Purchase Agreement, the Don and Bonnie Saunders Family Trust agreed to purchase 912,500 shares of the Issuer as Buyer and as Agent for certain nominees. In conjunction with closing under the Stock Purchase Agreement, a total of 500,000 of such shares were transferred to various nominees, including 333,333 shares transferred to the Saunders Children's Trust and 166,667 shares transferred to other persons. The reporting persons are trustees of the Don and Bonnie Saunders Family Trust and of the Saunders Children's Trust, and as such, are the beneficial owners of 745,833 shares, including 412,500 shares owned by the Don and Bonnie Saunders Family Trust and 333,333 owned by the Saunders Children's Trust. Except as described above, there are no relationships (legal or otherwise) between the reporting persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

2.1   Stock Purchase Agreement, dated as of June 21, 2002, among the Don and Bonnie Saunders Family Trust,Craig Laughlin, and Shallbetter Industries, Inc., a Minnesota corporation.

2.1(a)   Addendum to Stock Purchase Agreement, dated as of June 21, 2002, among the Don and Bonnie Saunders Family Trust,Craig Laughlin, and Shallbetter Industries, Inc., a Minnesota corporation.

2.1(b)   Second Addendum to Stock Purchase Agreement, dated as of August 5, 2002, to be effective as of June 21, 2002, among the Don and Bonnie Saunders Family Trust,Craig Laughlin, and Shallbetter Industries, Inc., a Minnesota corporation.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /S/ DONALD G. SAUNDERS
Donald G. Saunders

By: /S/ BONNIE SAUNDERS
Bonnie Saunders

Date: August 6, 2002

Exhibit 2.1 - STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT

Agreement made and entered into as of June 21, 2002, among the Don and Bonnie Saunders Family Trust, having an address at 2877 Paradise Road, Apt 3603, Las Vegas, Nevada 89109 (as Buyer and as Agent for certain nominees, hereinafter collectively referred to as "Buyer"), Craig Laughlin, whose address is 11900 Wayzata Blvd, Suite 100, Hopkins, Minnesota 55305 (hereinafter referred to as "Seller"), and SHALLBETTER INDUSTRIES, INC., a Minnesota corporation, having an address at 11900 Wayzata Blvd, Suite 100, Hopkins, Minnesota 55305 (hereinafter referred to as the "Company").

This Agreement sets forth the terms and conditions upon which Seller is selling to the Buyer and the Buyer is today purchasing from the Seller 937,500 shares of the issued and outstanding common stock of the Company (subject to adjustment as provided herein) (hereinafter referred to as the "Shares"), representing approximately 77.62% of the 1,207,885 shares which the Seller and the Company are herein representing as the total issued and outstanding common stock of the Company.

In Consideration of the mutual agreements contained herein, the parties hereby agree as follows:

I. SALE OF THE SHARES

1.01   Shares Being Sold. Subject to the terms and conditions of this Agreement, the Seller is selling and transferring the Shares to the Buyer, free and clear of all liens, charges, or encumbrances of any nature whatsoever.

1.02   Consideration. An aggregate total of $250,000 shall be due and payable under the terms of this Agreement for purchase of the 937,500 Shares.

1.03   Delivery by Buyer. Simultaneously with execution of this Agreement, Buyer shall deposit $125,000 in cash and a promissory note in the principal amount of $75,000, in the form attached hereto as Exhibit A, payable to Seller, bearing interest at the rate of 8% per annum and due and payable in full on or before December 15, 2002, with Frascona, Joiner, Goodman & Greenstein, P.C., (the "Escrow Agent"), which is serving as Escrow Agent for purposes of the transaction described herein, pursuant to the terms of the Escrow Agreement which is attached hereto as Exhibit B and incorporated herein by this reference.

1.04   Delivery by the Seller. As soon as reasonably possible following execution of this Agreement, Seller shall deliver to the Escrow Agent two stock certificate(s) (one for 625,000 Shares and one for 312,500 Shares) which together represent the Shares, together with related stock power(s), all duly endorsed with Medallion signature guarantees with all necessary transfer tax stamps attached for transfer on the books of the Company, (ii) the resignations of the Seller as the sole director and officer of the Company to be effective at Closing as described in Section 2.03 below, and (iii) minutes of the election of Buyer's designees as the new directors of the Company to be effective at Closing as described in Section 2.03 below.

1.05   Closing. Subject to the provisions of this Agreement, the parties shall hold a closing (the "Closing") on (i) the first business day on which the last of the conditions set forth in Article VI to be fulfilled prior to the Closing is fulfilled or waived or (ii) such other date as the parties hereto may agree (the "Closing Date"), at such time and place as the parties hereto may agree.

At the Closing, the Escrow Agent shall deliver the cash funds and the promissory note described in Section 1.03 to the Seller and shall deliver a share certificate representing 625,000 Shares and the other documents described in Section 1.04 to the Buyer. All fees and charges of the transfer agent of the Company incurred to register the share certificate representing 625,000 Shares in the name of Buyer, and all costs and expenses of delivery of the foregoing items shall be paid by Buyer.

II. RELATED TRANSACTIONS.

2.01   Finders. Buyer represents that there were no finders with respect to the Buyer's interest in the transaction contemplated herein. The parties acknowledge that any fees owed to finders with respect to the Seller's interest in the transaction contemplated herein shall be the sole responsibility of the Seller.

2.02   Expenses of the Transaction. Except as specifically provided for herein, each party is responsible for paying all expenses of the transaction incurred by it, including but not limited to filing fees, legal fees, accounting fees, printing expenses, certificate engraving fees and transfer agent fees.

2.03   Resignations. Upon execution of this Agreement, all of the current directors and officers of the Company shall deliver into escrow their resignations and minutes of their election of all designees of the Buyer to serve as the new board of directors, such resignations and elections to become effective immediately upon Closing.

2.04   Additional Escrow Provisions. Within 60 days after the Closing Date specified in Section 1.05 (the "Second Payment Due Date"), Buyer shall deliver to the Escrow Agent $50,000 in cash (the "Second Payment"). If the Second Payment is not delivered to Escrow Agent on or before the Second Payment Due Date, the Seller shall have no further obligation to sell the additional 312,500 Shares deposited with the Escrow Agent to Buyer, and the Escrow Agent shall, on the next business day and without any approval, consent, release, waiver or other authorization from Buyer, return to Seller by overnight courier service all certificates representing the additional 312,500 Shares. If the Second Payment is delivered to the Escrow Agent on or before the Second Payment Due Date, the Escrow Agent shall, subject to the provisions of Section 2.05, make the following deliveries:

(A)   If between the date of Closing and the Second Payment Date the Company has not made any distribution to its stockholders on a pro rata basis which is in the nature of a forward split, the Escrow Agent shall, as soon as reasonably possible after receiving the Second Payment, concurrently deliver to Buyer certificates representing 187,500 additional Shares and to Seller the cash of $50,000 by wire transfer to the account and per the instructions of Seller given in writing to the Escrow Agent and certificate(s) registered in the name of Seller for the remaining 125,000 Shares.   The Seller shall thereafter have no further obligation to sell the remaining 125,000 Shares to Buyer. However, if between the date of Closing and the Second Payment Date the Company has made a distribution to its stockholders on a pro rata basis which is in the nature of a forward split, the Escrow Agent shall, as soon as reasonably possible after receiving the Second Payment (i) deliver to Seller the cash of $50,000 and a share certificate representing a sufficient number of Shares such that when combined with the 62,500 shares of common stock of the Company retained by Seller (as adjusted to account for any forward split of the Company's shares completed between the date of Closing and Second Payment Date) Seller will own a total of not less than 187,500 shares, and (ii) after completing the delivery specified in subparagraph (i), deliver to Buyer certificate(s) representing the balance of the Shares then held by the Escrow Agent.   The intent of this provision is that after the Second Payment has been made, Seller will then own the greater of 187,500 shares of common stock of the Company or 62,500 shares multiplied by the forward split factor (in the event the forward split factor is greater than 3:1).

(B)   If, between the date of Closing and the Second Payment Date, the Company has made a distribution to its stockholders on a pro rata basis of at least two shares of Common Stock for each share outstanding (at least a 3-to-1 forward split), the provisions of Section 2.04(A) shall be null and void and the provisions of this Section 2.04(B) shall be applicable. In the event that this Section 2.04(B) is applicable, the Escrow Agent shall, as soon as reasonably possible after receiving the Second Payment, concurrently deliver to Buyer certificates representing all Shares held in Escrow (including any forward split shares) and to Seller the cash of $50,000 by wire transfer to the account and per the instructions of Seller given in writing to the Escrow Agent.

(C)   Regardless of whether Section 2.04(A) or 2.04(B) is applicable, in the event that the Company should, between the date of Closing and the date that is 90 days following the date on which it closes any merger, consolidation, purchase of assets, or other business reorganization with another person ("Transaction"), consolidate its shares or effect any other form of recapitalization or transaction that has the effect of reducing, pro rata, the number of shares of common stock held by all shareholders of the Company as of the date of Closing ("Stock Reverse"), then Buyer shall deliver to Seller within 10 business days following the effective date of the Stock Reverse that number of shares of common stock of the Company equal to the difference between 187,500 and the number of shares the Buyer would have held as of the Second Payment Date after giving effect to the Stock Reverse as of that date. Notwithstanding the foregoing, this Section 2.04(C) shall be null and void and of no further force or effect in the event that the Company has not completed any merger, consolidation, purchase of assets, or other business reorganization within one year following the date of Closing hereunder.

        2.05   <u>Right of Set-Off</u>. Notwithstanding the provisions of Section 2.04, Buyer shall have the right, upon written notice to the Escrow Agent on or before the Second Payment Due Date, with a copy to the Seller, to require the Escrow Agent to withhold funds from the Second Payment to be used to pay or satisfy previously unpaid debts or obligations of the Company. The maximum amount which Buyer may require Escrow Agent to withhold from the Second Payment shall be an amount equal to the total of any debts or obligations of the Company which accrued on or before the Closing Date or which were on the books of the Company as of the Closing Date, but which have not been paid in full as of the Second Payment Date. In the event any funds are withheld from the Second Payment in accordance with the terms of this Section 2.05, the Escrow Agent shall thereafter either continue to hold such funds until it receives written instructions regarding disbursement signed by both Buyer and Seller or shall interplead such funds with an appropriate court in accordance with the terms of the Escrow Agreement attached hereto as Exhibit B.

III. REPRESENTATIONS AND WARRANTIES OF COMPANY AND SELLER.

The Company and the Seller hereby represent and warrant as follows:

        3.01   <u>Organization, Capitalization, etc</u>.

        (a)   The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Minnesota, and is qualified in no other state.

        (b)   The authorized capital stock of the Company consists of 45,000,000 shares of common stock of which 1,207,885 shares are validly issued and outstanding, fully paid and non-assessable, and 12,115 are reserved for issuance in the event of presentation of stock certificates that may be issued in the names of persons not currently included on the stockholder records of the Company. There are no other Company securities of any class or kind outstanding. The Shares owned by the Seller are owned free and clear of any liens, claims, options, charges, or encumbrances of whatsoever nature. The Seller has the unqualified right to sell, assign, and deliver the Shares and, upon consummation of the transactions contemplated by this Agreement, the Buyer will acquire good and valid title to the Shares, free and clear of all liens, claims, options, charges, and encumbrances of whatsoever nature. There are no outstanding options or other agreements of any nature whatsoever relating to the issuance by the Company of any shares of its capital stock.

        (c)   A current Shareholders list dated June 6, 2002, attached hereto as Exhibit C, was prepared by Fidelity Transfer Company, the Transfer Agent of the Company, and is a true and correct copy of the current list of shareholders of the Company as of the date thereof.

3.02	Certificate of Incorporation, Bylaws, and Minute Books. The copies of the Articles of Incorporation and of the Bylaws of the Company which have been delivered to Buyer are true, correct and complete copies thereof. To the best of knowledge of the Company and Seller, the minute books of the Company which have been made available for inspection, contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of the Company since the date of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

3.03	Authority; No Violation. The execution and delivery of this Agreement by the Company and by the Seller, and the consummation by them of the transactions contemplated hereby have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of the Certificate of Incorporation or bylaws of the Company, or of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Company or the Seller is a party or by which the Company or the Seller is bound. Except for filings with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

3.04	Financial Statements. The Company's audited financial statements for the periods ending December 31, 2001 and 2000, are incorporated in the Company's report on Form 10KSB for the fiscal year ended December 31, 2001. The Company's unaudited condensed financial statements for the fiscal period ending March 31, 2002, are incorporated in the Company's report on Form 10QSB for the corresponding period. Such financial statements are true and correct, and a fair and accurate presentation of the financial condition and assets and liabilities (whether accrued, absolute, contingent, or otherwise) of the Company as of the date thereof. The audited financial statements were prepared in accordance with generally accepted principals of accounting applied on a consistent basis, and the unaudited condensed financial statements contain all adjustments (consisting of normal recurring items) which are, in the opinion of Company, necessary for a fair representation of the interim period presented.

3.05	Tax Returns. The Company has duly filed all tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by federal, state, or local taxing authorities (including without limitation those due in respect of its properties, income, franchises, licenses, sales, and payrolls); there are no liens upon any of the Company's property or assets; there are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted against the Company.

3.06	Undisclosed Liabilities. Except to the extent reflected or reserved against in the March 31, 2002 financial statements of the Company referred to in Section 3.04 above, and except to the extent incurred in the ordinary course of business after March 31, 2002, the Company, as of the date hereof, had no liabilities or obligations of any nature, whether absolute, accrued, contingent, or otherwise and whether due or to become due. Further, except for liabilities incurred in the ordinary course of business between March 31, 2002 and the Closing Date, neither the Seller nor the Company knows or has any reasonable ground to know of any basis for the assertion against the Company of any liability or obligation of any nature or in any amount not fully reflected or reserved against in the March 31, 2002 balance sheet.

3.06   Absence of Certain Changes. The Company has not since March 31, 2002, and as of the Closing will not have:

(a)   Suffered any material adverse change in financial condition, assets, liabilities, business, or prospects;

(b)   Incurred any additional obligations or liabilities (whether absolute, accrued, contingent, or otherwise) which it either has not previously satisfied or will not satisfy at or before Closing;

(c)   Paid any claim or discharged or satisfied any lien or encumbrance or paid or satisfied any liability (whether absolute, accrued, contingent, or otherwise) other than liabilities shown or reflected in the Company's March 31, 2002 balance sheet or liabilities incurred since March 31, 2002;

(d)   Declared, paid, or set aside for payment to its stockholders any dividend or other distribution in respect of its capital stock or redeemed or purchased or otherwise acquired any of its capital stock or any options relating thereto or agreed to take any such action; or

(e)   Made any material change in any method of accounting or accounting practice.

3.07   Books and Records. The Company has made and will make available for inspection by Buyer upon reasonable request all the books of the Company relating to the business of the Company. Such books of the Company have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to Buyer by the Company are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

3.08   Litigation. There are no actions, proceedings, or investigations pending or, to the knowledge of the Company or the Seller, threatened against the Company, and neither the Company nor the Seller know or have any reason to know of any basis for any such action, proceedings, or investigation. There is no event or condition of any kind or character pertaining to the business, assets, or prospects of the Company that may materially and adversely affect such business, assets or prospects.

3.09   SEC Filings. The Company filed a registration statement on Form 10SB under the Securities Exchange Act of 1934 on August 9, 2000, which, in accordance with Section 12(g) under such Act became effective on or about November 8, 2000.   Thereafter, the Company has filed all periodical reports required to be filed with the Securities and Exchange Commission on a timely basis and as of the date hereof, is current in its filing obligations. The Company's Form 10-KSB filed with the Securities and Exchange Commission on February 20, 2002 (the "Form 10-KSB"), and the Company's Form 10-QSB filed with the Securities and Exchange Commission on May 1, 2002, each contains all material information concerning the Company, updated to the latest practicable date prior to filing, required by SEC rules to be disclosed in such form, and to the best knowledge and belief of Seller and the Company does not make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.10   Compliance with Laws. At all times from and after January 1, 2000, the Company is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any governmental entity applicable to it, its properties or the operation of its businesses.

3.11   Disclosure. The Seller has disclosed to the Buyer all facts known to Seller which are material to the assets, prospects, and business of the Company. To the best knowledge and belief of Seller and the Company, no representation or warranty by the Seller or the Company contained in this Agreement, and no statement contained in any instrument, list, certificate, or writing furnished to the Buyer pursuant to the provisions hereof or in connection with the transaction contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading or necessary in order to provide a prospective purchaser of the business of the Company with proper information as to the Company and its affairs.

IV. REPRESENTATIONS AND WARRANTIES BY THE BUYER.

The Buyer hereby represents and warrants as follows:

4.01   Authority; No Violation.   The execution and delivery of this Agreement by the Buyer, and the consummation by the Buyer of the transactions contemplated hereby have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Buyer is party or by which the Buyer is bound.

4.02   Representations Regarding the Acquisition of the Shares.

(a)   The Buyer is acquiring the Shares for investment purposes for its own account and not with a view to or for resale in connection with any distribution thereof. Buyer understands that the Shares have not been registered under the Securities Act of 1933 and that the Shares constitute restricted securities as that term is defined in Rule 144 under the Securities Act of 1933.   Buyer understands that such Shares may not be sold or transferred in the absence of an effective registration statement or an available exemption from registration;

(b)   The Buyer is an accredited investor within the meaning of Rule 501 of Regulation D adopted by the Securities and Exchange Commission under the Securities Act of 1933;

(c)   The Buyer has had the opportunity to ask questions of the Company and the Seller and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense necessary to evaluate the merits and risks of any investment in the Company. Further, the Buyer has been given all filings made by the Company and the Seller with the SEC; and

(d)   The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

V. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION.

5.01   Survival of Representations. All representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the execution and delivery hereof and any investigation at any time made by or on behalf of any party.

5.02   Indemnification by Company and Seller. The Company and the Seller hereby agree to indemnify the Buyer and hold it harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees), imposed upon or incurred by the Buyer resulting from a breach of any agreement, representation, or warranty of the Company or by the Seller, including, but not limited to, any undisclosed liabilities or obligations of the Company known by Seller, as described in Section 3.06 of this Agreement; provided, however, that the total liability of the Company and the Seller to Buyer arising from this indemnification shall not exceed the amount actually paid by Buyer to Seller under Sections 1.03 and 2.04 hereof. Assertion by the Buyer of its right to indemnification under this Section 5.02 shall not preclude the assertion by the Buyer of any other rights or the seeking of any other remedies against the Company or the Seller, subject to the limitation on the dollar amount of liability of the Company and the Seller set forth in the preceding sentence.

5.03   Indemnification by Buyer. The Buyer hereby agrees to indemnify the Seller and hold him harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees), imposed upon or incurred by the Seller resulting from a breach of any agreement, representation, or warranty of the Buyer contained herein or as a result of any action taken by Buyer subsequent to the Closing; provided, however, that the total liability of Buyer to the Seller arising from this indemnification shall not exceed the amount actually paid by Buyer to Seller under Sections 1.03 and 2.04 hereof. Assertion by the Seller of his right to indemnification under this Section 5.02 shall not preclude the assertion by the Seller of any other rights or the seeking of any other remedies against the Buyer, subject to the limitation on the dollar amount of liability of Buyer set forth in the preceding sentence.

VI. ADDITIONAL CONDITIONS TO CLOSING

6.01   Obligation of Buyer to Close. Buyer shall not be obligated to close this transaction unless:

(a)   There are no material liabilities on the books of the Company, other than as disclosed in the Company's financial statements for March 31, 2002, or incurred in the ordinary course of business since March 31, 2002, and there are no undisclosed or contingent liabilities.

(b)   Seller has paid in full or made adequate arrangements to pay all previously unpaid debts and obligations of the Company which have accrued or which are on the books of the Company as of the Closing Date; provided, however, that it shall not be a condition to Closing hereunder that Seller pay debts or obligations of the Company which relate to preparation, filing and distribution of the notice to shareholders pursuant to Rule 14f-1 which is a condition precedent to Closing, or debts or obligations which accrue after June 30, 2002 and relate to filing of the Company's report on Form 10-QSB for the quarter ended June 30, 2002. Buyer has agreed to pay debts or obligations of the Company related to preparation, filing and distribution of the notice to shareholders pursuant to Rule 14f-1.

(c)   There have been no changes in the Company's business or capitalization between the date of signing this Agreement and the date of Closing, other than as required herein.

(d)   The Company has completed and filed all documentation, reports, schedules and other information necessary to bring the Company into compliance with the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, including, but not limited to, a notice to shareholders regarding the proposed change in directors as required by Rule 14f-1.

(e)   The current officers and directors of the Company shall have tendered their resignations effective as of the date of Closing, and the current directors shall have appointed persons designated by the Buyer as successor members of the Board of Directors to fill the vacancies created by the resignation of the current directors.

(f)   Closing Documents. Buyer shall have received such certificates and other closing documents as counsel for Buyer shall reasonably request.

(g)   Due Diligence Review. Buyer shall have completed to its reasonable satisfaction a review of the organization, operations, business, assets and liabilities and other aspects of the Company and shall not have determined that any of the representations or warranties of the Company or of Seller contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that the Company or Seller is otherwise in violation of any of the provisions of this Agreement.

6.02   Seller's Obligation to Close. Seller shall not be obligated to close this transaction unless the Buyer has timely deposited the consideration into escrow as described in Section 1.03 above and unless Buyer has closed a separate agreement to sell 6,000 shares of common stock of MicroIslet, Inc., to the Seller for a purchase price of $2,250. The separate agreement relating to sale of MicroIslet shares to Seller shall include, in addition to other provisions, representations from Seller to the effect that (i) Seller is acquiring the MicroIslet shares for investment purposes for his own account and not with a view to or for resale in connection with any distribution thereof, (ii) Seller understands that the MicroIslet shares have not been registered under the Securities Act of 1933 and that such shares constitute restricted securities as that term is defined in Rule 144 under the Securities Act of 1933, and (iii) Seller understands that the MicroIslet shares may not be sold or transferred in the absence of an effective registration statement or an available exemption from registration.

VII. MISCELLANEOUS

7.01   Further Assurances. From time to time, at the request of the Buyer and without further consideration, the Company and the Seller shall execute and transfer such documents and take such action as the Buyer may reasonably request in order to effectively consummate the transactions herein contemplated.

7.02   Parties in Interest. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the heirs, beneficiaries, representatives, successors, and assigns of the parties hereto.

7.03   Prior Agreements; Amendments. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

7.04   Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

7.05   Confidentiality. Each party hereby agrees that all information provided by the other party and identified as "confidential" will be treated as such, and the receiving party shall not make any use of such information other than with respect to this Agreement. If the Agreement shall be terminated, each party shall return to the other all such confidential information in their possession, or will certify to the other party that all of such confidential information that has not been returned has been destroyed.

7.06   Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) as follows:

If to the Seller: Craig Laughlin.
                           11900 Wayzata Blvd., Suite 100
                           Hopkins, MN 55305

If to the Company: c/o Craig Laughlin
                           11900 Wayzata Blvd., Suite 100
                           Hopkins, MN 55305

If to the Buyer: c/o Donald G. Saunders
                           2877 Paradise Road, Apt 3603
                           Las Vegas, NV 89109

7.07   Effect. In the event any portion of this Agreement is deemed to be null and void under any state or federal law, all other portions and provisions not deemed void or voidable shall be given full force and effect.

7.08   Counterparts.   This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.09   Governing Law.   This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Minnesota.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Seller, the Buyer and the Company on the date first above written.

BUYER:
DON AND BONNIE SAUNDERS FAMILY TRUST

By: _____
      Donald G. Saunders, Trustee

By: _____
      Bonnie Saunders, Trustee

SELLER:

COMPANY:
SHALLBETTER INDUSTRIES, INC.

_____
Craig Laughlin

By: _____
Craig Laughlin, President

Exhibit 2.1(a) - ADDENDUM TO STOCK PURCHASE AGREEMENT

ADDENDUM TO STOCK PURCHASE AGREEMENT

THIS ADDENDUM executed as of the date or dates specified below is to the STOCK PURCHASE AGREEMENT dated June 21, 2002, by and between the Don and Bonnie Saunders Family Trust (" Buyer"), Craig Laughlin ("Seller"), and Shallbetter Industries, Inc., a Minnesota corporation (the "Company").

RECITALS

Under the terms of the Stock Purchase Agreement dated June 21, 2002 (the "Agreement"), Seller agreed to sell and Buyer agreed to purchase a total of 937,500 shares of common stock of Shallbetter Industries, Inc (the "Company");

Under Section 1.05 of the Agreement, Closing is intended to occur on the first business day following satisfaction of all of the conditions contained in Article VI, and it is currently anticipated that all such conditions will not be fully satisfied prior to approximately July 18, 2002;

The Agreement currently provides that upon Closing, a total of 625,000 shares are to be delivered to Buyer and a payment of $125,000 in cash is to be delivered to Seller;

The parties desire to modify the terms of the Agreement to allow Seller to receive a partial payment and Buyer to acquire some of the shares prior to Closing under the Agreement.

NOW THEREFORE, in consideration of the foregoing, and in consideration of the mutual covenants and promises set forth herein, it is agreed as follows:

1.   As soon as reasonably possible following execution of this Addendum, Seller shall deliver to the Escrow Agent named in the Agreement, two separate share certificates, one of which represents a total of 312,500 shares and one of which represents a total of 625,000 shares of common stock of the Company. Each share certificate shall either be endorsed in blank for transfer on the books of the Company or be accompanied by an executed stock power, and each shall include a Medallion signature guarantee.

2.   Upon receipt of the share certificates described in paragraph 1, the Escrow Agent shall immediately deliver the share certificate representing 312,500 shares of common stock of the Company to Buyer and shall deliver a cash payment totaling $50,000 to Seller. The Escrow Agent shall also simultaneously send the share certificate representing 625,000 shares to the Company's transfer agent with a request that it be broken down into two separate share certificates, each of which represents

312,500 shares. Following issuance, the two new share certificates shall be returned to the Escrow Agent to be held subject to the terms of the Agreement.

3.	Following completion of the share transfer and payment described in paragraph 2, both the number of shares and the amount of the cash payment to be delivered at Closing under the Agreement shall be reduced to reflect the pre-Closing transaction described in paragraph 1. Accordingly, upon Closing under the Agreement, the Escrow Agent shall be required to deliver a cash payment of $75,000 and the promissory note referred to in Section 1.03 of the Agreement to Seller, and shall be required to deliver a share certificate representing 312,500 shares to Buyer.

4.	In the event the parties fail to complete Closing under the terms of the Agreement following completion of the pre-Closing transaction described herein, the Buyer shall thereafter retain ownership of the 312,500 purchased in accordance with the terms of this Addendum, and the Seller shall thereafter retain the $50,000 cash payment made pursuant to the terms of this Addendum. Otherwise, the respective rights or obligations of the parties arising out of or related to the subject matter of the Agreement or this Addendum shall be governed by the terms of the Agreement.

5.	All representations and warranties of the parties contained in the Agreement shall be applicable to the pre-Closing transaction described in this Addendum to the same extent as if the pre-Closing transaction had occurred in conjunction with Closing under the Agreement.

6.	Except to the extent modified by the terms of this Addendum, the parties hereby ratify and affirm the terms of the Agreement and acknowledge that it remains in full force and effect.

IN WITNESS WHEREOF, this Addendum is executed as of the date or dates specified below.

BUYER:
DON AND BONNIE SAUNDERS FAMILY TRUST

By: _____
	Donald G. Saunders, Trustee		Date

By: _____
	Bonnie Saunders, Trustee		Date

SELLER:					COMPANY
						SHALLBETTER INDUSTRIES, INC.

_____		By: _____
Craig Laughlin		Date			Craig Laughlin, President		Date

Exhibit 2.1(b) - ADDENDUM TO STOCK PURCHASE AGREEMENT

SECOND ADDENDUM TO STOCK PURCHASE AGREEMENT

THIS SECOND ADDENDUM executed as of the date or dates specified below to be effective as of June 21, 2002, is to the STOCK PURCHASE AGREEMENT dated June 21, 2002, by and between the Don and Bonnie Saunders Family Trust (" Buyer"), Craig Laughlin ("Seller"), and Shallbetter Industries, Inc., a Minnesota corporation (the "Company").

RECITALS

Under the terms of the Stock Purchase Agreement dated June 21, 2002 (the "Agreement"), Seller agreed to sell and Buyer agreed to purchase a total of 937,500 shares of common stock of Shallbetter Industries, Inc (the "Company") for a total purchase price of $250,000; and

The parties now desire to modify the terms of the Agreement to provide that Buyer will purchase a total of 912,500 shares for a total purchase price of $223,000.

NOW THEREFORE, in consideration of the foregoing, and in consideration of the mutual covenants and promises set forth herein, it is agreed as follows:

1.   Section 1.02 of the Agreement is hereby modified to provide as follows:

An aggregate total of $223,000 shall be due and payable under the terms of the Agreement for the purchase of 912,500 Shares.

2.   Section 1.03 of the Agreement is hereby modified to provide as follows:

Simultaneously with execution of this Agreement, Buyer shall deposit with Frascona, Joiner, Goodman & Greenstein, P.C., (the "Escrow Agent"), $125,000 in cash (receipt of which is hereby acknowledged by Seller). The Escrow Agent is serving as Escrow Agent for purposes of the transaction described herein, pursuant to the terms of the Escrow Agreement which is attached hereto as Exhibit B and incorporated herein by this reference.

3.   Section 1.05 of the Agreement is hereby modified to provide as follows:

Subject to the provisions of this Agreement, the parties shall hold a closing (the "Closing") on (i) the first business day on which the last of the conditions set forth in Article VI to be fulfilled prior to the Closing is fulfilled or waived or (ii) such other date as the parties hereto may agree (the "Closing Date"), at such time and place as the parties hereto may agree.

At the Closing, or as soon thereafter as possible, the Escrow Agent shall deliver to the Seller the cash funds described in Section 1.03 together with a share certificate representing 25,000 registered in the name of the Seller, and shall deliver a share certificate representing 625,000 Shares and the other documents described in Section 1.04 to the Buyer. All fees and charges of the transfer agent of the Company incurred to register the share certificate representing 25,000 Shares in the name of the Seller and the share certificate representing 625,000 Shares in the name of Buyer, and all costs and expenses of delivery of the foregoing items shall be paid by Buyer.

4.   Section 2.04 of the Agreement is hereby modified to provide as follows:

On or before August 9, 2002, Buyer shall deliver to the Escrow Agent $98,000 in cash (the "Second Payment"). If the Second Payment is not delivered to Escrow Agent on or before the Second Payment Due Date, the Seller shall have no further obligation to sell the additional 287,500 Shares deposited with the Escrow Agent to Buyer, and the Escrow Agent shall, on the next business day and without any approval, consent, release, waiver or other authorization from Buyer, return to Seller by overnight courier service all certificates representing the additional 287,500 Shares. If the Second Payment is delivered to the Escrow Agent on or before the Second Payment Due Date, the Escrow Agent shall, subject to the provisions of Section 2.05, deliver to Seller the cash of $98,000 and shall deliver to Buyer a share certificate representing 287,500 Shares.

5.   Section 2.04A is hereby added to the Agreement to provide as follows:

Within 60 days after the date of Closing, Buyer shall take such steps as may be necessary or appropriate to cause the Company to complete a 3:1 forward split of all its issued and outstanding common stock. In addition, in the event that the Company should, between the date of Closing and the date that is 90 days following the date on which it closes any merger, consolidation, purchase of assets, or other business reorganization with another person ("Transaction"), consolidate its shares or effect any other form of recapitalization or transaction that has the effect of reducing, pro rata, the number of shares of common stock held by all shareholders of the Company as of the date of Closing ("Stock Reverse"), then Buyer shall deliver to Seller within 10 business days following the effective date of the Stock Reverse that number of shares of common stock of the Company equal to the difference between 262,500 and the number of shares the Buyer would have held as of the Second Payment Date after giving effect to the Stock Reverse as of that date. Further, if after 91 days following a Transaction there has been no consolidation, this paragraph shall become null and void and of no further force or effect.

6.   In conjunction with execution of the Agreement, Buyer executed a promissory note dated June 24, 2002, in the principal amount of $75,000, in favor of Seller, a copy of which is attached hereto as Exhibit A.   The promissory note represented by Exhibit A is rendered null and void and is cancelled by execution of this Second Addendum, however the original of Exhibit A is lost and cannot be located by the parties. Therefore, by execution of this Second Addendum, Seller hereby agrees to

indemnify and hold Buyer harmless from liability for payment of the promissory note represented by Exhibit A. Seller further agrees that in the event he later locates the original of Exhibit A, he will mark such original as "cancelled" and return it to Buyer.

       7.   Except to the extent modified by the terms of this Second Addendum, and by the terms of the Addendum to Stock Purchase Agreement executed by the parties on or about July 8, 2002, the parties hereby ratify and affirm the terms of the Agreement and acknowledge that it remains in full force and effect.

       IN WITNESS WHEREOF, this Second Addendum is executed as of the date or dates specified below.

BUYER:
DON AND BONNIE SAUNDERS FAMILY TRUST

By: _____
      Donald G. Saunders, Trustee   Date

By: _____
      Bonnie Saunders, Trustee   Date

SELLER: COMPANY
                                SHALLBETTER INDUSTRIES, INC.

_____   By: _____
Craig Laughlin   Date   Craig Laughlin, President   Date